Exhibit 7

AUDITORS’ CONSENT

We consent to the inclusion in this annual report on Form 40-F of (i) our audit report dated November 30, 2004 on the Consolidated Balance Sheets of The Bank of Nova Scotia as at October 31, 2004 and 2003, and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2004, and (ii) our Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences dated November 30, 2004.

/s/ KPMG LLP	/s/ PricewaterhouseCoopers LLP

Chartered Accountants	Chartered Accountants

Toronto, Canada

November 30, 2004